Set forth below is a table listing the Company's significant subsidiaries:

Name of Company	Country of Incorporation	% of Ownership*
Aberdeen Management Limited	Channel Islands	100%
GGRI, Inc.	United States	(2)
Island Hotel Company Limited	The Bahamas	(1)
Paradise Beach Inn, Limited	The Bahamas	(6)
Paradise Enterprises Limited	The Bahamas	(1)
Paradise Island Limtied	The Bahamas	(1)
PIV, Inc.	United States	(5)
Purposeful BV	Netherlands	(7)
Resorts International Hotel, Inc.	United States	(3)(4)
Sun Cove Limited	United States	(2)
Sun Cove New York, Inc.	United States	(2)
Sun Hotels International (Bermuda), Limited	Bermuda	100%
Sun Hotels International Management NV	N. Antilles	100%
Sun International Bahamas, Limited	The Bahamas	100%
Sun International Development Limited	The Bahamas	(1)
Sun International Management Ltd.	British Virgin Islands	100%
Sun International Management (UK) Ltd.	United Kingdom	100%
Sun International Marketing, Inc.	United States	(2)
Sun International New York, Inc.	United States	(2)
Sun International North America, Inc.	United States	100%
Sun International Resorts, Inc.	United States	(2)
Sun Vacances SA	France	(8)
Sunonline Limited	The Bahamas	100%

* % Voting Power equals % of Ownership
(1) 100% owned by Sun International Bahamas, Limited
(2) 100% owned by Sun International North America, Inc.
(3) 100% owned by GGRI, Inc.
(4) Sold on April 25, 2001 as part of the Resorts Atlantic City Sale
(5) 100% owned by Sun International Resorts, Inc.
(6) 100% owned by Paradise Island Ltd.
(7) 100% owned by Sun Hotels International Management NV
(8) 100% owned by Purposeful BV